UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No.3)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LIGHTING SCIENCE GROUP CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

532246301

(CUSIP Number of Class of Securities (the Underlying Common Stock))

Zvi Raskin

General Counsel

Lighting Science Group Corporation

1227 South Patrick Drive, Building 2A

Satellite Beach, Florida 32937

(321) 779-5520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, TX 75219

(214) 651-5000

Fax: (214) 200-0577

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$1,071,745.67	$122.82

*	This valuation assumes the exchange of 1,240,798 warrants to purchase shares of common stock, par value $0.001 per share, of Lighting Science Group Corporation (“the Company”), for shares of the Company’s common. Estimated for purposes of calculating the amount of the filing fee only, the aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of July 10, 2012.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory No. 3 for the 2012 fiscal year, equals $114.60 per million dollars of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $122.82	Filing Party: Lighting Science Group Corporation
Form of Registration No.: SC TO-I	Date Filed: July 13, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Lighting Science Group Corporation, a Delaware corporation (the “Company”), on July 13, 2012 (the “Original Filing”), as amended on July 16, 2012 by that certain Amendment No. 1 to Tender Offer Statement on Schedule TO (“Amendment No. 1”) and that certain Amendment No. 2 to Tender Offer Statement on Schedule TO (“Amendment No. 2”, and together with the Amendment, Amendment No. 1 and the Original Filing, the “Schedule TO”), in connection with its offer to exchange (the “Exchange Offer”) those certain outstanding warrants (the “Eligible Warrants”) issued upon separation of the Company’s previously issued Units (the “Units”), which Units consisted of one share of the Company’s Series D Non-Convertible Preferred Stock (the “Series D Preferred Stock”) and a warrant (the “Series D Warrants”) to purchase one share of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Exchange Offer Statement which was filed as Exhibit (a)(1)(A) to Amendment No. 2 (the “Exchange Offer Statement”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs thereto:

(a) Material Terms.

The Exchange Offer expired at 5:00 p.m. Eastern Time on Friday, August 10, 2012. 567,560 Eligible Warrants were validly tendered for exchange and not withdrawn prior to the expiration of the Exchange Offer, and all such Eligible Warrants have been accepted for exchange on the basis of a fixed exchange ratio of 0.897 shares of Common Stock. The Company will issue an aggregate of 509,111 shares of Common Stock, to be delivered to the holders of the Eligible Warrants validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer. 673,238 of the Eligible Warrants will remain issued and outstanding after the Exchange Offer.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement on Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTING SCIENCE GROUP CORPORATION

/s/ Steven G. Marton
Steven G. Marton
Chief Executive Officer

Date: August 15, 2012

EXHIBIT INDEX

Number	Description of Exhibit

(a)(1)(A)	Exchange Offer Statement, dated July 13, 2012, as amended July 27, 2012 (previously filed as Exhibit (a)(1)(A) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on July 27, 2012, File No. 0-20354, and incorporated herein by reference).

(a)(1)(B)	Warrant Certificate Letter of Transmittal (previously filed as Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed on July 13, 2012, File No. 0-20354, and incorporated herein by reference).

(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (previously filed as Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed on July 16, 2012, File No. 0-20354, and incorporated herein by reference).

(d)(A)	Form of Warrant (previously filed as Exhibit 4.16 to the Registration Statement on Form S-1 filed on January 12, 2010, File No. 0-20354)

(d)(B)	Warrant Agreement, dated as of December 22, 2010 by and among Lighting Science Group Corporation and American Stock Transfer & Trust Company, LLC (previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed on January 4, 2011, File No. 0-20354).

(d)(C)	Exchange Agreement, effective as of February 4, 2011, by and between Lighting Science Group Corporation and LSGC Holdings, LLC (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on February 10, 2011, File No. 0-20354).

(d)(D)	Exchange Agreement, dated as of April 26, 2011, between Lighting Science Group Corporation and Koninklijke Philips Electronics N.V. (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on April 28, 2011, File No. 0-20354).